

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Mr. Michael J. Van Handel
Executive Vice President and Chief Financial Officer
Manpower, Inc.
100 Manpower Place
Milwaukee, WI 53212

RE: **Manpower, Inc**.
            Form 10-K for the year ended December 31, 2010
            Filed February 24, 2011
            File No. 1-10686

Dear Mr. Van Handel:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    /s/Larry Spirgel
                                    Assistant Director